Cott Corporation 5519 W. Idlewild Avenue Tampa, Florida 33634 Toll Free: 888-268-8872 Tel: 813-313-1800 Fax: 813-881-1914

October 31, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Re: Cott Corporation

Form 10-K for the Year Ended December 28, 2013

Filed February 24, 2014

File No. 001-31410 (“2013 Form 10-K”)

Dear Ms. Jenkins:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated October 21, 2014, to Jay Wells, Chief Financial Officer of the Company. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses.

Form 10-K for the Year Ended December 28, 2013

Notes to Consolidated Financial Statements, page F-8

Note 1 – Summary of Significant Accounting Policies, page F-8

Goodwill and indefinite lived intangible assets, page F-11

1.	Please tell us the balance of goodwill that is allocated to the U.S. reporting unit, the percentage by which the estimated fair value of this goodwill exceeded its net book value in 2013 and 2012, and the percentage that the fair value declined from 2012 to 2013. Also confirm to us that you will provide the following disclosures in future filings for each reporting unit that has a material balance of goodwill and is at risk of failing step one of the impairment test, and provide us with your draft disclosures in your response letter:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Balance of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Staff’s comments are noted. As of December 28, 2013, the balance sheet date for the 2013 Form 10-K, the goodwill allocated to the Company’s U.S. reporting unit was $98.2 million. With respect to the Staff’s request that the Company provide the percentage by which the estimated fair value of the goodwill of the U.S reporting unit exceeded its net book value in 2013 and 2012, our Chief Accounting Officer, Gregory Leiter, confirmed with Steven Lo and John Archfield of the Staff on October 23, 2014 that the Company should instead provide the percentage by which the estimated fair value of the U.S. reporting unit exceeded its carrying value in 2013 and 2012. The percentage by which the estimated fair value of this reporting unit exceeded its carrying value in 2013 and 2012 was 82% and 47%, respectively. The fair value of the U.S. reporting unit did not decline from 2012 to 2013.

The Company confirms that it will provide the requested disclosures in future filings for each reporting unit that has a material balance of goodwill and is at risk of failing step one of the impairment test. For 2013, we concluded that the Company’s Canada reporting unit was the only reporting unit for which such disclosures would have been required. Attached as Exhibit A hereto is a draft of the relevant portion from our 2013 Form 10-K that the Company has revised and will include in future filings, with appropriate revisions for facts and circumstances at that time (changes from the disclosure in the 2013 Form 10-K are underlined).

2.	We note that the discount rate used for the fair value estimates in the analysis decreased from 11% to 12% (2011), to 10.5% (2012) to 8.5% (2013) for the U.S. reporting unit, and decreased from 11% (2011) to 9% (2013) for the Canada reporting unit. We further note that the risk-free rate increased from 2.4% (2012) to 3.4% (2013). Please describe to us your process used to estimate the discount rate, including whether your analysis begins with the risk-free rate, and tell us the significant factor(s) that caused the overall reduction in the weighted average cost of capital a market participant would use if evaluating these two reporting units as an investment for 2013.

The Staff’s comments are noted. We calculate a cost of equity rate by using a risk-free rate based on 20-year treasury bonds and adding to that risk-free rate, a market participant beta adjusted equity risk premium rate derived by the research of third-party valuation experts, a rate based on the size of our operations and a Company specific risk rate. We then separately calculate an after-tax cost of debt rate by applying the incremental tax rate in the relevant jurisdiction to the pre-tax cost of debt capital for Baaa rated bonds. With the cost of equity rate and the after-tax cost of debt rate, we calculate a weighted average cost of capital upon which the discount rates are based.

For the US reporting unit, the discount rate decreased from 12% in 2011 to 10.5% in 2012 and to 8.5% in 2013. This reduction was due primarily to a reduction in the Company specific risk rate (4% in 2011, 3% in 2012 and 0% in 2013) and a reduction in the size of operations risk rate (2.7% in 2011, 1.8% in 2012 and 1.7% in 2013). No Company specific risk rate was applied in 2013 due primarily to Cott’s improved liquidity position following the redemption in November 2013 of $200.0 million in aggregate principal amount of the 8.375% senior notes due in 2017, issued by Cott Beverages Inc. The remaining $15.0 million in aggregate principal of these notes were redeemed in February 2014. The operations risk rate decreases are attributable to the forecasts for the US reporting unit decreasing year over year and are more in line with market participant expectations for long-term growth in the industry.

For the Canada reporting unit, the discount rate decreased from 11% in 2011 to 9% in 2013. This reduction was due primarily to a reduction in the Company specific risk rate (2% in 2011 to 0% in 2013).

Note 6 – Income Tax Expense (Benefit), page F-20

3.	Please further describe to us the nature of the tax-exempt income in your income tax reconciliation, and confirm to us that you will clearly describe the nature of this significant reconciling item in future filings. To the extent that any individually significant items are included within this line item, also confirm that you will provide separate disclosure of such items in future filings. Refer to ASC 740-10-50-12 and Rule 4-08(h) of Regulation S-X.

The Staff’s comments are noted. The tax-exempt income line item included within the income tax reconciliation reflects both nontaxable dividend income under Canadian tax laws and nontaxable interest income from certain of the Company’s foreign subsidiaries.

The Company will clearly describe the nature of this significant reconciling item in future filings. Further, the Company will separately disclose the two different reconciling items – nontaxable dividends and nontaxable interest, in future filings. There are no other individually significant reconciling items included within the tax-exempt income line item.

* * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Gregory Leiter
Name: Gregory Leiter
Its: Senior Vice President, Chief Accounting Officer and Assistant Secretary

Exhibit A

Goodwill and indefinite life intangible assets:

Goodwill represents the excess purchase price of acquired businesses over the fair value of the net assets acquired. Goodwill is not amortized, but instead is tested for impairment at least annually in the fourth quarter or more frequently if we determine a triggering event has occurred during the year. We evaluate goodwill for impairment on a reporting unit basis. Reporting units are operations for which discrete financial information is available and are at or one level below our operating segments. For the purpose of testing goodwill for impairment, our reporting units are the United States (“U.S.”), United Kingdom (“U.K.”), Canada, and Royal Crown International (“RCI”). We had goodwill of $137.3 million on our balance sheet at December 28, 2013, which represents amounts for the U.S., U.K., Canada and the RCI reporting units. A company may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, a company may bypass the qualitative assessment and perform the first step of the goodwill impairment test which compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, we complete the second step to determine the amount of goodwill impairment loss that we should record, if any. In the second step, we determine an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The amount of impairment loss is equal to the excess of the book value of the goodwill over the implied fair value of that goodwill, and any impairment loss would be recognized in our results of operations.

The following table summarizes our goodwill on a reporting segment basis as of December 28, 2013 and December 29, 2012:

(in millions of U.S. dollars)	December 28, 2013	December 29, 2012
North America
Balance at beginning of year	$125.8	$125.1
Goodwill acquired during the year	—	—
Foreign exchange	(1.8)	0.7

Balance at end of year	$124.0	$125.8
All Other
Balance at beginning of year	$4.5	$4.5
Goodwill acquired during the year	—	—
Foreign exchange	—	—

Balance at end of year	$4.5	$4.5
UK
Balance at beginning of year	$—	$—
Goodwill acquired during the year	8.5	—
Foreign exchange	0.3	—

Balance at end of year	$8.8	$—
Total
Balance at beginning of year	$130.3	$129.6
Goodwill acquired during the year	8.5	—
Foreign exchange	(1.5)	0.7

Balance at end of year	$137.3	$130.3

For the North America reporting segment, $98.2 million of goodwill was allocated to the U.S reporting unit and $25.8 million was allocated to the Canada reporting unit. We did not recognize any impairment charges for goodwill in the years presented. With the exception of the Canada reporting unit, we did not have any reporting unit as of December 28, 2013 with goodwill for which it is reasonably likely that it will fail step one of a goodwill impairment test in the near term. For the Canada reporting unit, the fair value exceeded its carrying value by approximately 23% in 2013. From 2011 (the prior year date of a step one fair value calculation) to 2013, the fair value declined by approximately 41%.

Significant management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows. Assumptions used in our impairment evaluations, such as forecasted growth rates and our cost of capital, are based on the best available market information and are consistent with our internal forecasts and operating plans. These assumptions could be adversely impacted by certain of the risks discussed in “Risk Factors” in Item 1A, most notably a loss of a significant customer such as Wal Mart. Each year during the fourth quarter, we re-evaluate the assumptions used to reflect changes in the business environment, such as revenue growth rates, operating profit margins and discount rate. Based on the evaluations performed this year, we determined that the fair value of our reporting units exceeded their carrying amounts.

In 2013 and 2012, for our RCI reporting unit, we assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying amount. We also performed this assessment for our Canada reporting unit in 2012. If, after assessing the totality of events or circumstances, we had determined that it was more likely than not that the fair value of the reporting unit was less than its carrying amount, then we would have performed the first step of the two-step goodwill impairment test. We concluded that it was more likely than not that the fair value of the reporting unit was more than its carrying amount and therefore we were not required to perform any additional testing.

In 2013, for our U.S. and Canada reporting units, we chose to bypass the qualitative assessment and performed the first step of the two-step goodwill impairment test using a mix of the income approach (which is based on the discounted cash flow of the reporting unit) and the public company approach. We believe using a combination of the two approaches provides a more accurate valuation because it incorporates the actual cash generation of the Company in addition to how a third party market participant would value the reporting unit. We also chose to bypass the qualitative assessment for our U.S. reporting unit in 2012. Because the business is assumed to continue in perpetuity, the discounted future cash flow includes a terminal value. We used a weighted average terminal growth rate of 1% for our U.S. reporting unit in 2013 and 2012 and we used a weighted average terminal growth rate of 1% for our Canada reporting unit in 2013. The long-term growth assumptions incorporated into the discounted cash flow calculation reflect our long-term view of the market (including a decline in CSD demand), projected changes in the sale of our products, pricing of such products and operating profit margins. The estimated revenue changes in the analysis for the U.S. reporting unit ranged between -9.7% and 5.6% for 2013 and -1.4% and 3.0% for 2012. The estimated revenue changes in the analysis for the Canada reporting unit ranged between -17.2% and 1.2% for 2013.

The discount rate used for the fair value estimates in the analysis for the U.S. reporting unit was 8.5% for 2013 and 10.5% for 2012 and ranged from 11% to 12% for 2011. The discount rate used for the fair value estimates in the analysis for the Canada reporting unit was 9.0% for 2013. These rates were based on the weighted average cost of capital a market participant would use if evaluating the reporting unit as an investment. The risk-free rate was 3.4% and 2.4% for 2013 and 2012, respectively, and was based on a 20-year U.S. Treasury Bill as of the valuation date.

All goodwill in the U.K. reporting unit is attributable to the June 2013 acquisition (the “Calypso Soft Drinks Acquisition”) of 100 percent of the share capital of Cooke Bros. Holdings Limited, which includes the subsidiary companies Calypso Soft Drinks Limited and Mr. Freeze (Europe) Limited (together, “Calypso Soft Drinks”).